                            RIDGEWOOD HOTELS, INC.
                       2859 Paces Ferry Road, Suite 700
                            Atlanta, Georgia 30339

                             INFORMATION STATEMENT

                       Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

           NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
           NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
                          TO SEND THE COMPANY A PROXY
                              ___________________

                                January 24, 2000
                              ___________________

Introduction

     This Information Statement is being mailed on or about January 24, 2000 (the "Statement Date") to holders of record at the close of business on January 14, 2000 (the "Record Date") of shares of common stock, par value $.01 per share ("Common Stock"), of Ridgewood Hotels, Inc., a Delaware corporation (the "Company") and to the holder of record at the close of business on the Record Date of the shares of Series A Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock"), of the Company. This Information Statement is being furnished in connection with the appointment to the Company's Board of Directors, other than at a meeting of the Company's stockholders, of four new directors (the "Buyer Designees"), each designated by Fountainhead Development Corp., Inc., a Georgia corporation ("Buyer" or "Fountainhead"). Fountainhead is engaged principally in the business of owning and operating hotel, resort and other real estate properties. Fountainhead's principal executive offices are located at 1394 Broadway Avenue, Braselton, Georgia 30517.

     As more fully described below, pursuant to an Agreement, dated January 10, 2000, and a Management Agreement, dated January 10, 2000, each between Buyer and the Company (together, the "Management Agreement"), the Company issued to Buyer 1,000,000 shares of Common Stock. In connection with the Management Agreement, the number of directors constituting the full Board of Directors of the Company was increased from three to seven, and the four Buyer Designees were appointed by the directors of the Company to fill the vacancies on the Company's Board of Directors, such appointments to be effective on February 3, 2000 (the "Appointment Effective Date"), ten days after this Information Statement is delivered to stockholders of the Company and filed with the Securities and Exchange Commission (the

"Commission").

     Following the execution of the Management Agreement, one of the principal stockholders of the Company, N. Russell Walden, entered into a Common Stock Purchase Agreement (the "Walden Agreement") and another of the principal stockholders of the Company, ADT Security Services, Inc. ("ADT"), entered into a Stock Purchase Agreement (the "ADT Agreement"), respectively, each dated as of January 11, 2000, with Buyer. Pursuant to the terms of the Walden Agreement, Mr. Walden sold to Buyer, subject to certain terms and conditions, 650,000 shares of Common Stock (the "Walden Shares"), and pursuant to the ADT Agreement, ADT sold to Buyer, subject to certain terms and conditions, 450,000 shares of Preferred Stock, of the Company (the "ADT Shares"). Through the issuance of the Common Stock pursuant to the Management Agreement and the acquisitions of the Walden Shares and the ADT Shares, Buyer has obtained beneficial ownership of approximately 79% of the Common Stock. As of the Record Date, the Company had 2,513,480 shares of Common Stock issued and outstanding that were held of record by approximately 190 persons. Each share of Common Stock is entitled to one vote.

     As of the Record Date, the Company had 450,000 shares of Preferred Stock issued and outstanding, and Buyer owned of record all such issued and outstanding shares of Preferred Stock. Shares of Preferred Stock of the Company are entitled to vote only as permitted by the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Ridgewood Properties, Inc. ("Certificate of Designations") and as required by the Delaware General Corporation Law ("DGCL"). Pursuant to the Certificate of Designations, shares of Preferred Stock, voting as a single class, are entitled to elect one director to serve on the Board of Directors of the Company for so long as a minimum of 50,000 shares of preferred stock are outstanding. Shares of Preferred Stock become entitled to vote on all matters presented to stockholders of the Company, together with and not separate from the shares of Common Stock, in the event that, and for so long as, the Company has failed to pay, in full, two quarterly dividends, whether or not consecutive, payable on the Preferred Stock. Due to the failure of the Company to pay dividends for the quarters ended April 30, 1999, July 31, 1999 and October 31, 1999, Buyer, as the holder of all the issued and outstanding Preferred Stock, has and will have for so long as the Company fails to cure two of such dividend defaults, the right to vote on all matters presented to the stockholders of the Company for consideration. The ADT Shares are subject to certain rights of ADT to require Buyer to return the Preferred Stock to ADT in the event that ADT is required by a court order, in litigation pending in the Court of Chancery in Delaware involving ADT, the Company and the directors of the Company, to return the Preferred Stock to the Company. In such case, Buyer has the obligation to purchase any Common Stock that may be issued to ADT as a result of such a court order.

     The purpose of this Information Statement is to provide certain information concerning the Buyer, the Company's Board of Directors and the appointment of the Buyer Designees.

                        CHANGE OF CONTROL OF THE COMPANY

Management Agreement

     On January 10, 2000, the Company entered into the Management Agreement with Buyer, pursuant to which Buyer retained the Company to perform management services at Chateau Elan Winery and Resort, one of Buyer's properties, for a period of five years. In consideration of Buyer's agreement to enter into the Management Agreement and a payment of $10,000 by Buyer to the Company, the Company issued to Buyer 1,000,000 shares of Common Stock. In the Management Agreement, Buyer agreed to pay the Company a base management fee equal to 2% of the gross revenues of the properties being managed, plus an annual incentive management fee to be determined each year based on the profitability of the properties being managed during that year.

     The Management Agreement has a term of five years but is terminable upon the transfer by Buyer of all or a material portion of the properties covered by the Management Agreement. If the Management Agreement is terminated upon such a transfer or upon the occurrence of an event of default by Buyer, Buyer shall pay to the Company a portion of the projected fees owed to the Company under the Agreement, with adjustments based on the term of the Management Agreement remaining. In such event, Buyer may elect to surrender to the Company shares of Common Stock in lieu of a cash payment.

     In connection with the Management Agreement, the number of directors constituting the full Board of Directors of the Company was increased from three to seven members, effective on January 6, 2000. Further, the four Buyer Designees were appointed by the directors of the Company to fill the resulting vacancies on the Company's Board of Directors, effective as of the Appointment Effective Date. The four Buyer Designees are Donald E. Panoz, Nancy C. Panoz, Sheldon E. Misher and Henk H. Evers. N. Russell Walden, Luther A. Henderson and Michael M. Earley, currently directors of the Company, are presently continuing to serve in that capacity (the "Continuing Directors").

     Upon the Appointment Effective Date, the Buyer Designees will constitute a majority of the Company's directors. The Continuing Directors and the Buyer Designees will hold office as directors for a term of one year or until their successors are elected and qualified.

Stock Acquisitions

     Walden Agreement. Pursuant to the Walden Agreement, Buyer purchased from Mr. Walden 650,000 shares of Common Stock. The consideration paid by Buyer for the Walden Shares was $1,300,000, or $2.00 per share. To fund the acquisition of the Walden Shares, Buyer used its own funds for an initial cash payment of $780,000 and issued two promissory notes to Walden, each in the principal amount of $260,000, representing the balance of the purchase price of the Walden Shares. These notes become due and payable in full on January 11, 2001 and

January 11, 2002, respectively. Each note bears interest at a rate of 6% per year, which interest is payable quarterly, commencing March 31, 2000. Pursuant to the Walden Agreement, Buyer has an option to purchase up to 65,000 additional shares of Common Stock from Mr. Walden, which option remains in effect for 15 months from the date of the Walden Agreement. In the event Mr. Walden wishes to sell any of the Common Stock owned by him and subject to Buyer's option, Buyer has a right of first refusal to purchase such shares at a purchase price of $2.00 per share.

     ADT Agreement. Pursuant to the ADT Agreement, Buyer purchased from ADT 450,000 shares of Preferred Stock. The consideration paid by Buyer for the ADT Shares was approximately $1,650,000. Each share of Preferred Stock is convertible into three shares of Common Stock. To fund the acquisition of the ADT Shares, Buyer used working capital and paid the purchase price in cash. The ADT Shares are subject to certain rights of ADT to require Buyer to return the ADT Shares to ADT in the event ADT is required by a court order, in litigation pending in the Court of Chancery in Delaware involving ADT, the Company and the directors of the Company, to return the ADT Shares to the Company. In such case, Buyer would receive a return of all consideration paid to ADT pursuant to the ADT Agreement and would be obligated to purchase any Common Stock issued to ADT as a result of such court order.

Change in Management

     Effective as of January 11, 2000, Mr. Walden was replaced as President and Chief Executive Officer of the Company. Donald E. Panoz was appointed to serve as Chairman of the Board and Chief Executive Officer of the Company, Nancy C. Panoz was appointed to serve as Vice Chairman and Henk H. Evers was appointed to serve as President and Chief Operating Officer, in each case effective January 11, 2000, except that the prospective directors shall take office as of the Appointment Effective Date. Mr. and Mrs. Panoz are directors and executive officers of Buyer and collectively may be deemed to be the beneficial owners of all of the voting stock of Fountainhead Holdings, Ltd. ("Holdings"), the owner of all of the voting stock of Buyer. Although Mr. and Mrs. Panoz may be deemed to beneficially own such voting shares of Holdings, they do not have any economic benefit in such shares. Mr. Evers serves as Chief Executive Officer and President of Buyer.

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth information about the individuals who currently serve as directors and executive officers of the Company, as well as those individuals who will serve as directors of the Company pursuant to the management changes described above.

           Name                   Age                             Position
-------------------------        ------        -------------------------------------------------
Donald E. Panoz+                  64           Chairman of the Board and Chief Executive Officer
Nancy C. Panoz+                   63           Vice Chairman of the Board
Henk H. Evers+                    40           President, Chief Operating Officer and Director
Karen S. Hughes                   45           Vice President and Chief Financial Officer
Byron T. Cooper                   49           Vice President, Planning and Development
Sheldon E. Misher+                58           Secretary and Director
Michael M. Earley                 44           Director
Luther A. Henderson               79           Director
N. Russell Walden                 61           Director

______________________

+ Each of these individuals was elected to the Board of Directors on January 6, 2000, but shall not take office as a director of the Company until the Appointment Effective Date.

     Donald E. Panoz was elected as Chairman of the Board and Chief Executive Officer of the Company on January 11, 2000 and will take office as Chairman of the Board on the Appointment Effective Date. In 1986, Mr. Panoz founded Fountainhead and has served as its Chairman since inception. Since July 1999, Mr. Panoz has served as the Chairman of Elan Motor Sports Technologies, Inc., an auto racing design, development and manufacturing company located in Braselton, Georgia. Since 1997, Mr. Panoz has served as the Chairman of Panoz Motor Sports, a race car manufacturer and competitor that he founded. Since 1996, Mr. Panoz has served as the Chairman and Chief Executive Officer of L'Auberge International Hospitality Company, a hotel and resort management company that he co-founded with his wife. From 1969 until 1996, Mr. Panoz served as the Chairman and Chief Executive Officer of Elan Corporation plc, a leading worldwide pharmaceutical research and development company located near Dublin, Ireland that he co-founded with his wife. Since 1992, Mr. Panoz has been a director of Warner Chilcott plc, a publicly traded pharmaceutical company headquartered in Dublin, Ireland, and served as its Chairman from 1996 to 1998. Since 1981, Mr. Panoz has served as the Chairman and Chief Executive Officer of Chateau Elan Winery and Resort, a 422 bedroom inn, conference center and winery located approximately 40 miles northeast of Atlanta, Georgia. Mr. Panoz also serves on the Board of Directors of the Georgia Chamber of Commerce. Mr. Panoz is married to Nancy C. Panoz.

     Nancy C. Panoz was elected as Vice Chairman of the Board of Directors of the Company on January 11, 2000 and will take office in such capacity as of the Appointment Effective Date. Since 1996, Ms. Panoz has also served as the Vice Chairman of L'Auberge International Hospitality Company in 1996, a company that she co-founded with her husband. In 1989, Mrs. Panoz became President of the Chateau Elan Winery and Resort, which she founded with her husband in 1981. In 1985, Mrs. Panoz founded Elan Natural Waters, Inc., a company that owns and operates a mineral water bottling plant in Blairsville, Georgia, and has served as its President and Chairman since inception. In 1985, Mrs. Panoz founded Nanco Holdings, Inc., an investment and real estate holding company. In 1969, Ms. Panoz co-founded Elan Corporation with her husband, Donald E. Panoz and served as Elan's Managing Director from 1977 to 1983 and its Vice Chairman from 1983 to 1995. Mrs. Panoz currently serves on the board of directors of numerous non-profit organizations, including the Atlanta Convention and Visitors Bureau, the Georgia Chamber of Commerce and Gwinnett Foundation, Inc.

     Henk H. Evers was elected as President, Chief Operating Officer and a director of the Company on January 11, 2000 and will take office as a director of the Company on the Appointment Effective Date. Since January 1999, Mr. Evers has been the Chief Executive Officer of Fountainhead. From November 1994 until January 1999, Mr. Evers was the General Manager of the Chateau Elan Winery and Resort, where he was in charge of developing the Chateau Elan brand name and properties in Georgia, California, Florida and Scotland. Prior to that, Mr. Evers was a member of the executive committee for various Marriott International properties for approximately 13 years.

     Karen S. Hughes has served as Vice President and Chief Financial Officer of the Company since the Company was formed in October 1985. Ms. Hughes also served as the Secretary of the Company from October 1985 until January 2000.

     Byron T. Cooper has served as the Vice President, Planning and Development of the Company since its formation.

     Sheldon E. Misher was elected as Secretary and a director of the Company on January 11, 2000 and will take office as a director on the Appointment Effective Date. Since May 1999, Mr. Misher has been associated with Commonwealth Associates, a broker-dealer located in New York, New York. From 1969 to 1999, Mr. Misher practiced law with the firm of Bacher, Tally, Polevoy & Misher, located in New York, New York, where he was most recently a Senior Partner.

     Michael M. Earley has been a director of the Company since June 1993. Mr. Earley is a director of ADT and principal of Triton Group Management, Inc., a company that provides management and consulting services. He was President of Triton Group Ltd. ("Triton") from July 1994 until April 1997 and its Chief Executive Officer from January 1996 until April 1997. Prior to that time, Mr. Earley held various senior management positions, including that of Chief Financial Officer, with Triton and related entities since 1986.

     Luther A. Henderson has been a director of the Company since its formation in 1985. From 1983 to 1985, he served as a director of CMEI, Inc. ("CMEI"), the Company's predecessor. From 1980 to 1993, Mr. Henderson served as a director of Pier 1 Imports, Inc., a commercial retailer. Mr. Henderson is also a member of the Board of Directors of Beeba's Creations, Inc. and is President of Pirvest, Inc.

     N. Russell Walden was President and Chief Executive Officer of the Company from its formation in 1985 until January 2000. Mr. Walden has also been a director of the Company since 1985. Mr. Walden was a director of Sunbelt Nursery Group, Inc. from 1983 until 1990. He is the former President, Chief Executive Officer and Director of CMEI and a former director of Pier 1 Imports Inc.

Meetings and Committees of the Board

     For fiscal year 1999, the Board established an Audit Committee, a Compensation Committee and a Stock Option Committee, but does not have a nominating committee.

     During fiscal year 1999, the Board held a total of five meetings. Each of the directors attended all of these meetings. Each director also attended each of the meetings of the committees on which he served that were held during the periods that he served as a member of such committee.

Committees of the Board

     The Audit Committee reviews the professional services and independence of the Company's certified public accountants, the results of the Company's internal audits, and the Company's accounts, procedures and internal controls. During fiscal year 1999, the Audit Committee was comprised of Messrs. Earley and Henderson. The Audit Committee met once during fiscal year 1999.

     The Compensation Committee, which did not meet separately during the 1999 fiscal year, is responsible for reviewing matters relating to compensation and making recommendations to the Board concerning compensation of the Company's officers, directors and employees. During fiscal year 1999, the Compensation Committee was comprised of Messrs. Earley and Henderson.

     The Stock Option Committee, which did not meet during the 1999 fiscal year, is responsible for administering the Company's Stock Option Plan. During fiscal year 1999, the sole member of the Stock Option Committee was Mr. Earley.


                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

Director Compensation

     During fiscal year 1999, directors who are not employees of the Company received a retainer of $13,200 per year plus $800 for each Board meeting attended. All directors were reimbursed for expenses incurred in connection with attending Board and committee meetings.

Executive Compensation

     The following Summary Compensation Table sets forth the compensation of the Company's Chief Executive Officer for the Company's past three fiscal years. The cash compensation of the Company's other executive officers did not exceed $100,000 for the last fiscal year.

                          Summary Compensation Table

                                                     Annual Compensation
                                    Fiscal        -------------------------             All Other
 Name and Principal Position         Year            Salary         Bonus              Compensation(1)
------------------------------     -------        ----------      ----------           ---------------
N. Russell Walden(2).........        1999             $200,000       $     0                   $1,186
  President and Chief                1998              200,000        41,000                    4,500
   Executive Officer                 1997              200,000             0                    2,535

___________________________
(1) The amounts shown in this column consist of Company matching contributions on behalf of the named person under the Ridgewood Hotels Employee Savings Plan.
(2) As of January 11, 2000, Mr. Walden was no longer an executive officer of the Company.

Stock Option Plan

     In September 1993, the Board of Directors adopted the Ridgewood Hotels, Inc. 1993 Stock Option Plan (the "Plan"). Under the Plan, the Company may grant to key employees and eligible directors of the Company and its subsidiaries incentive and non-qualified stock options. The Plan is administered by a committee of two or more members of the Board of Directors, which interprets the Plan and is authorized to determine the type of options to be granted, option exercise prices, the persons eligible to receive awards, the number of shares subject to each option and the other terms, conditions and limitations applicable to each such grant of options.

     Incentive stock options must comply with all of the requirements imposed by the Internal Revenue Code of 1986, as amended, with respect to such options. Incentive stock options granted under the Plan will have an exercise price of not less than 100% of the fair market value of the shares of Common Stock on the date on which the option is granted. With respect to an incentive stock option granted to a participant who owns more than 10% of the combined voting stock of the Company or any parent or subsidiary of the Company, the exercise price must be at least 110% of the fair market value of the shares subject to the option on the date of grant. The exercise price of a non-qualified stock option granted under the Plan shall also be determined by the committee, but such exercise price must be at least the par value of the Common Stock.

     There are 1,200,000 shares authorized for possible issuance under the Plan. As of the Record Date, options to purchase 678,000 of such reserved shares of Common Stock have been granted under the Plan and not otherwise cancelled or terminated, and options to purchase 228,000 shares remain outstanding.

Option Grants in Last Fiscal Year

     There were no stock options granted during fiscal year 1999 to the executive officer named in the Summary Compensation Table.

Aggregated Stock Option Exercises in Fiscal Year 1999 and Fiscal Year-End Option Values

     The following table sets forth information concerning the number and value of unexercised options held by the officer named in the Summary Compensation Table as of August 31, 1999.

                          Shares
                         Acquired                            Number of Securities           Value of Unexercised In-the-
                            on            Value             Underlying Unexercised                Money Options at
                         Exercise        Realized         Options at Fiscal Year End              Fiscal Year-End
                                                                     (#)                              ($) (1)
                                                        ------------------------------     -------------------------------
         Name               (#)              ($)       Exercisable       Unexercisable     Exercisable      Unexercisable
----------------------  -----------      ----------    ------------      -------------     ------------     --------------
N. Russell Walden.....           0             $ 0          150,000                  0              $ 0               $  0
----------------------  -----------      ----------    ------------      -------------     ------------     --------------

_________________
(1) The 150,000 shares were not considered in-the-money since the exercise price of the options ($1.83 per share) was greater than the average of the bid and ask prices ($0.84 per share) of the Common Stock on August 31, 1999.

Employment and Termination Agreements

     Mr. Walden was a party to a Post-Employment Consulting Agreement with the Company, dated September 4, 1991, and amended as of August 13, 1998 (the "Employment Agreement"), until such agreement was terminated effective January 11, 2000. Under the terms of the Employment Agreement, in the event Mr. Walden's employment was terminated by the Company without cause or Mr. Walden terminated his employment with cause (defined as (1) removal from his present position or title by the Company, (2) a decrease in his salary or (3) forcing him to relocate), Mr. Walden was permitted to remain with the Company as a consultant for a period of 12 months. In exchange for such consulting services, the Company was obligated to pay Mr. Walden an amount equal to his annual salary immediately prior to the event of termination and to provide him with certain other benefits.

     On January 11, 2000, Mr. Walden entered into a Consulting Agreement with the Company (the "Consulting Agreement"). According to the terms of the Consulting Agreement, Mr. Walden will serve as a consultant to the Company for a period of six months, for which he will receive a payment of $50,000. The Company also agreed to provide Mr. Walden with health insurance benefits substantially similar to those offered to employees of the Company for a period of three years. In the Consulting Agreement, Mr. Walden released all claims against the Company except with respect to such health insurance benefits and compensation and terminated his Employment Agreement and participation in the Company's Supplemental Retirement and Death Benefit Plan. Mr. Walden also agreed to the cancellation of 150,000 options to purchase Common Stock of the Company, for which the Company agreed to pay him $25,000.

Supplemental Retirement and Death Benefit Plan

     The Ridgewood Hotels, Inc. Supplemental Retirement and Death Benefit Plan (the "SERP") was adopted, effective January 1, 1987, to provide supplemental retirement benefits for selected employees of the Company. As of August 31, 1999, only one employee of the Company was a participant in the SERP. However, there are currently no employees of the Company participating in the SERP.

     Estimated annual benefits payable upon separation from employment, determined using the SERP formula, are equal to 50% of the participant's "final three-year average compensation," defined under the SERP as salary plus bonus, commissions and any amounts deferred under any deferred compensation plan, less the total of the participant's (i) Primary Social Security benefit for the period during which benefits are to be paid and (ii) certain benefits provided under the qualified retirement plans of the Company or Triton. Benefits vest at the rate of 10% for each year of credited service for the Company or Triton, with up to five years of credited service permitted at the time the SERP was adopted. Benefits are paid monthly over a 15-year period, and commence within 45 days of a participant's retirement. If the participant's employment terminates before scheduled retirement, benefit payments commence within 30 days of the participant reaching age 65. The form of benefit payment under the SERP may be modified at the discretion of the Pension Committee, which administers the SERP.

     The SERP also provides for payment of a pre-retirement lump sum death benefit to the participant's beneficiary equal to 600% of the participant's final annual compensation if the participant is in the Company's employ or is less than age 65 and totally and permanently disabled as of his date of death, and a post-retirement lump sum death benefit to the participant's beneficiary equal to 200% of the participant's final annual compensation if death occurs after the participant has retired from the Company or has attained age 65 after becoming totally and permanently disabled.

     Mr. Walden was the sole participant in the SERP until January 11, 2000, when he was replaced as an officer of the Company. He subsequently entered into a Consulting Agreement with the Company in which he agreed to a full termination of his rights and benefits under the SERP. However, the Company agreed to pay Mr. Walden $55,000 per year for a period of 15 years in accordance with the terms and conditions of the SERP. Such annual payment represented a decrease in the amount of benefit to which Mr. Walden would otherwise have been entitled under the SERP.

Compensation Committee Interlocks and Insider Participation

     During fiscal year 1999, the Company's Compensation Committee consisted of Michael M. Earley and Luther A. Henderson. Mr. Walden, the then President and Chief Executive Officer of the Company, participated in deliberations concerning executive officer compensation during fiscal year 1999 in his capacity as a member of the Board. He did not, however, participate in any decisions regarding his own compensation as an executive officer of the Company.

                BENEFICIAL OWNERSHIP OF THE COMPANY'S SECURITIES

     The following table sets forth information as of the Record Date regarding the beneficial ownership of the capital stock of the Company by (a) each person who is currently a director of the Company; (b) each person who will be a director of the Company as of the Appointment Effective Date, (c) each executive officer of the Company named in the Summary Compensation Table, (d) each beneficial owner of more than 5% of the Common Stock and Preferred Stock of the Company, and (e) all directors and executive officers as a group, including those directors who will serve as directors of the Company as of the Appointment Effective Date.

     Except as otherwise indicated, each individual or group named has sole investment and voting power with respect to the securities shown. The share amounts in the table below include shares of capital stock deemed to be outstanding for those persons who have the right to acquire beneficial ownership of such shares within 60 days of the date of this Information Statement through the exercise of stock options, convertible securities or otherwise. Shares of capital stock underlying such options, convertible securities or other securities are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

                                                                    Number of Shares
      Name and Address of                Class of Shares             Beneficially              Percentage
     Beneficial Owner (1)              Beneficially Owned             Owned                     of Class
 ---------------------------------------------------------------------------------------------------------
Fountainhead Development             Common Stock                          3,065,000(2)           79.3%
 Corp., Inc.
  1394 Broadway Avenue
  Braselton, GA 30517                Series A Preferred
                                     Stock                                   450,000(3)          100.0%

Donald E. Panoz                      Common Stock                          3,065,000(4)(5)        79.3%

                                     Series A Preferred
                                     Stock                                   450,000(3)(5)       100.0%

Nancy C. Panoz                       Common Stock                          3,065,000(4)(5)        79.3%

                                         Series A Preferred
                                         Stock                             450,000(3)(5)              100.0%

Sheldon E. Misher                        Common Stock                      0                              0%

Henk H. Evers                            Common Stock                      0                              0%

Karen S. Hughes                          Common Stock                      135,440(6)                   5.3%

Michael M. Earley                        Common Stock                      0                              0%
  500 West Harbor Drive #1115
  San Diego, CA 92101

Luther A. Henderson                      Common Stock                      58,800(7)                    2.3%
  5608 Malvey Avenue, Suite 104-A
  Fort Worth, TX 76107

N. Russell Walden(8)                     Common Stock                      130,000                      5.2%
  3190 Ridgewood Road
  Atlanta, GA 30327

All executive officers and               Common Stock                      3,457,160(5)(9)             86.4%
 directors as a group (9 persons)

                                         Series A Preferred
                                         Stock                             450,000(3)(5)              100.0%

_________________
(1) Unless otherwise indicated, the address of each beneficial owner is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.
(2) Includes (i) 1,350,000 shares of Common Stock that may be received upon the conversion of the ADT Shares and (ii) 65,000 shares of Common Stock underlying an option granted to Fountainhead by N. Russell Walden that is immediately exercisable.
(3) Pursuant to the terms and conditions of the ADT Stock Purchase Agreement, Fountainhead may be required to return all of these shares of Preferred Stock to ADT in certain circumstances. See "Change of Control--Stock Acquisitions--ADT Agreement."
(4) Includes (i) 1,350,000 shares of Common Stock that may be received upon the conversion of the ADT Shares held by Fountainhead, (ii) 1,650,000 shares of Common Stock held by Fountainhead, and (iii) 65,000 shares of Common Stock underlying an option granted to Fountainhead by Mr. Walden that is immediately exercisable.
(5) Mr. and Mrs. Panoz, who are husband and wife, are directors and collectively may be deemed to beneficially own all of the voting stock of Holdings, which in turn owns all of the voting stock of Fountainhead. Although they may be deemed to meet the definition of beneficial ownership with respect to the voting stock of Holdings, they have no economic interest in such voting stock. Because these shares of the Company are held of record by Fountainhead, each of Mr. and Mrs. Panoz may be deemed to be a beneficial owner of all of such shares.
(6) Includes 60,000 shares of Common Stock underlying options that are immediately exercisable.
(7) Includes 18,000 shares of Common Stock underlying options that are immediately exercisable.
(8) As of January 11, 2000, Mr. Walden was no longer an executive officer of the Company.
(9) Includes (i) 1,350,000 shares of Common Stock that may be received upon the conversion of

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

     the ADT Shares held by Fountainhead (ii) 7,920 shares of Common Stock held by persons not listed in the table above and (iii) 203,000 shares of Common Stock underlying options that are immediately exercisable, including 60,000 shares of Common Stock underlying options granted to persons not listed in the table above.


              COMPLIANCE WITH SECTION 16(a) BENEFICIAL OWNERSHIP
                            REPORTING REQUIREMENTS

     Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and persons who own more than 10% of the Common Stock to file reports of beneficial ownership and changes in beneficial ownership with the Company and the Securities and Exchange Commission with respect to all classes of the Company's capital stock. Based solely on its review of the copies of such reports furnished by such reporting persons to the Company, the Company believes that during the fiscal year ended August 31, 1999, all filing requirements applicable to its officers, directors and greater than 10% stockholders were satisfied.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 10, 2000, the Company entered into the Management Agreement with Buyer, in which Buyer retained the Company to perform management services at Chateau Elan, one of Buyer's properties, for a period of five years. In consideration of Buyer's agreement to enter into the Management Agreement and in consideration of a payment of $10,000 by Buyer to the Company, the Company issued to Buyer 1,000,000 shares of Common Stock.

     The Management Agreement has a term of five years but is terminable upon the transfer by Buyer of all or a material portion of the properties covered by the Management Agreement. If the Management Agreement is terminated upon such a transfer or upon the occurrence of an event of default by Buyer, Buyer shall pay to the Company the projected fees owed to the Company under the Agreement, with adjustments based on the term of the Management Agreement remaining. In such event, Buyer may elect to surrender to the Company shares of Common Stock in lieu of making a cash payment to the Company.

                                    By order of the Board of Directors of

                                    RIDGEWOOD HOTELS, INC.

                                    By: /s/ Henk H.Evers
                                        -------------------------------
                                          Henk H. Evers
                                          President and Chief Operating Officer

Atlanta, Georgia
January 24, 2000

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